

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

March 20, 2008

*via U.S. mail and facsimile to (717) 763-6402*

Mr. Stephen J. Schnoor
Senior Vice President and Chief Financial Officer
Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011

> **RE: Harsco Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 27, 2007**
>
> **File No. 1-3970**

Dear Mr. Schnoor:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief